UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XOS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98423B 108

(CUSIP Number)

December 31, 2021

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423B 108

1.	Name of Reporting Person Aljomaih Automotive Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,301,251(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,301,251(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,301,251(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.8%(3)
12.	Type of Reporting Person CO

(1)	This Schedule 13G is filed by Aljomaih Automotive Co. (“Aljomaih”) and Aljomaih Holding Co. (“Holding Co”) (Aljomaih and Holding Co are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are owned by Aljomaih. Aljomaih is wholly owned by Holding Co.

(3)	Based on approximately 162,904,938 shares of the Issuer’s common stock outstanding as of October 1, 2021 as reported in the Issuer’s Form 10-Q Quarterly Report filed with the SEC on November 12, 2021.

CUSIP No. 98423B 108

1.	Name of Reporting Person Aljomaih Holding Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,301,251(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,301,251(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,301,251(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.8%(3)
12.	Type of Reporting Person CO

(1)	This Schedule 13G is filed by The Reporting Persons.

(2)	The shares are owned by Aljomaih. Aljomaih is wholly owned by Holding Co.

(3)	Based on approximately 162,904,938 shares of the Issuer’s common stock outstanding as of October 1, 2021 as reported in the Issuer’s Form 10-Q Quarterly Report filed with the SEC on November 12, 2021.

Item 1(a)	Name of Issuer: Xos, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3550 Tyburn Street, Los Angeles, CA 90065

Item 2(a)

Name of Filing Person

The persons and entities filing this statement are Aljomaih Automotive Co. (“Aljomaih”) and Aljomaih Holding Co. (“Holding Co”) (Aljomaih and Holding Co are herein collectively referred to as the “Reporting Persons”).

Item 2(b)	Address or Principal Business Office or, if None, Residence: The address and the principal place of business of the Reporting Persons is P.O. Box 224, Dammam Postal Code 31411, Saudi Arabia.

Item 2(c)	Citizenship: The citizenship for each of the Reporting Persons is Saudi Arabia.

Item 2(d)	Title of Class of Securities Common Stock, $0.0001 par value per

Item 2(e)	CUSIP Number 98423B 108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Aljomaih	19,301,251	0	19,301,251	0	19,301,251	19,301,251	11.8%
Holding Co	19,301,251	0	19,301,251	0	19,301,251	19,301,251	11.8%

(1)	Based on approximately 162,904,938 shares of the Issuer’s common stock outstanding as of October 1, 2021 as reported in the Issuer’s Form 10-Q Quarterly Report filed with the SEC on November 12, 2021.

Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2022

Aljomaih Automotive Co.

By:	/s/ Kim Merritt, Attorney-in-Fact for Aljomaih Automotive Co.
Name:	Nidal Ismail
Title:	Chief Financial Officer

Aljomaih Holding Co.

By:	/s/ Shiekh Ibrahim
Name:	Shiekh Ibrahim
Title:	Vice Chairman & Managing Director

EXHIBITS

A:	Joint Filing Agreement